Dynex Capital, Inc. 4991 Lake Brook Drive, Suite 100 Glen Allen, VA 23060 804-217-5800 Fax 804-217-5860 www.dynexcapital.com

Via EDGAR and Facsimile (703) 813-6984

July 22, 2009

Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3010

RE:	SEC Comment Letter dated June 30, 2009 regarding Dynex Capital, Inc.
Form 10-K for the year ended December 31, 2008 filed March 16, 2009 (“Form 10-K”)
Form 10-K/A for the year ended December 31, 2008 filed March 31, 2009
Definitive Proxy Statement filed April 3, 2009
File No. 0-20507

Dear Ms. LaMothe:

As requested, we are responding to the questions included in your comment letter to us dated June 30, 2009.  For your reference, we have included each of your comments in this letter in italics followed by our response to the comment.

For purposes of this letter, the “Company” refers to Dynex Capital, Inc. and its consolidated subsidiaries, and any amounts in the Company’s responses are in thousands unless otherwise noted.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

1.
On page 24, you disclose that your “principal investment strategy for 2008 was acquiring Agency MBS” and that you “expect that to be your principal strategy for 2009.”  Because your 2008 investments in Agency MBS represent a tremendous increase from the previous year (i.e., over $300 million in 2008, compared to $7 million in 2007), please expand upon your disclosure in future filings, where applicable, to explain the impact on your overall asset/investment allocation, as well as any potential risks associated with that change.

The Company acknowledges the Commission’s comment and in its future filings will expand its disclosure of the impact of its increasing investment in Agency MBS on, among other things, its overall asset/investment allocations, as well as any potential risks associated with that change.  Also, the Company will include a discussion of the reasons for its asset allocation decisions and the expected impact on its balance sheet and capital.

In the Company’s Form 10-Q for the three months ended March 31, 2009, the Company included an executive overview section in “Item 2. Management’s Discussion and Analysis of Financial Condition

and Results of Operations.”  In the Company’s future filings, when appropriate, a discussion of investment strategy and asset allocation will also be included in this executive overview portion of its “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Securitization Financing, page 28

2.	In future filings, please provide the interest rates associated with your bonds. Please provide a range for your variable rate bonds.

The Company acknowledges the Commission’s comment.  The Company will provide the interest rates associated with its bonds, including a range for its variable rate bonds, in its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in future filings.  The Company will include disclosures similar to those included in Note 9 to the consolidated financial statements included in the Company’s Form 10-K.

Supplemental Discussion of Investments, page 29

3.
We note that you have attempted to calculate fair value of your investments.  In future filings, please make clear, if applicable, that your counterparties to your repurchase agreements have wide discretion to determine the value of your collateral, and discuss the related impact on margin requirements.

The Company acknowledges the Commission’s comment and in future filings will expand its disclosure to include a discussion of the market value provisions in its repurchase agreements and the possible related impact on margin requirements of application of those market value provisions.  For purposes of clarification, all of the Company’s repurchase agreements are documented pursuant to the Bond Market Association Master Repurchase Agreement September 1996 Version, which provides that collateral valuations be from a generally recognized source agreed to by both parties to the agreement or the most recent closing quotation of such source.  The Company will include this clarification, as well as additional disclosure responsive to comment 5 below, under the caption “Liquidity and Capital Resources” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in future filings.

Estimated Fair Value of Net Investment, page 30

4.
We note your disclosure of estimated fair value of net investment basis appears to be a non-GAAP disclosure.  Please tell us how your presentation complies with requirements of Item 10(e) of Regulation S-K.

The Company acknowledges the Commission’s comment.

Item 10(e)(1)(i)(A) of Regulation S-K requires, with respect to non-GAAP financial measures, a presentation, with equal or greater prominence, of the most directly comparable financial measures calculated and presented in accordance with GAAP.  Item 10(e)(1)(i)(B) of Regulation S-K requires a reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in Item 10(e)(1)(i)(A).

The Company believes that the content of the table “Estimated Fair Value of Net Investment” in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” (page 30 of the Company’s Form 10-K) complies with Items 10(e)(1)(i)(A) and (B) of Regulation S-K.  The first two columns in the table, titled “Investment basis” and “Financing,” are GAAP measures which agree at the subtotal level to the face of the consolidated balance sheet included in the Form 10-K.  The additional detail for securitized mortgage loans and other investments presented in these columns also agrees with information presented in Notes 4 and 7 to the consolidated financial statements included in the Company’s Form 10-K and the discussion of “Financial Condition” starting on page 25 of the Company’s Form 10-K in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  Column 3, titled “Net investment basis” is the difference between the first and second columns.  As indicated in your comment, the fourth column “Estimated fair value of net investment basis” is a non-GAAP financial measure and represents the Company’s estimate of the fair value of the net investment contained in the third column of that table.  By including both the GAAP and non-GAAP financial measures in one table, the Company believes that it has complied with the presentation and reconciliation requirements of Items 10(e)(1)(i)(A) and (B).

Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K require statements disclosing the reasons why the Company’s management believes that the non-GAAP financial measures provide useful information to investors and, to the extent material, any additional purposes for which management  uses the non-GAAP measures.  The Company believes that the reasons for presentation of non-GAAP financial measures are fully explained in the first paragraph under the caption “Supplemental Discussion of Investments” on page 29 of the Form 10-K.  The Company’s management does not use the non-GAAP financial measure “estimated fair value of net investment basis” for any material purpose other than that described under the caption “Supplemental Discussion of Investments.”  The Company’s management believes that inclusion of the non-GAAP financial measure “estimated fair value of net investment basis” in this table provides the Company’s investors with meaningful disclosure about the fair value of our equity capital allocated to our investments.

The Company hereby confirms that the information in the Estimated Fair Value of Net Investments table does not utilize any of the prohibited treatments and presentations of non-GAAP financial measures described in Items 10(e)(1)(ii)(A) through (E) of Regulation S-K.  More specifically, the Company confirms that:

•
no charges or liabilities pertaining to any of the investments listed or the corresponding financing that require cash settlement have been excluded from the non-GAAP information presented (Item 10(e)(1)(ii)(A));

•	the non-GAAP information has not been provided to eliminate or smooth any non-recurring, infrequent or unusual items (Item 10(e)(1)(ii)(B));
•	no non-GAAP information is presented on the face of the financial statements (Item 10(e)(1)(ii)(C)); and
•	the titles and descriptions of the non-GAAP information are distinct from the titles and descriptions used to report GAAP financial measures (Item 10(e)(1)(ii)(E)).

Finally, the Company has not presented any pro forma financial information required by Article 11 of Regulation S-X (Item 10(e)(1)(ii)(D)).

Liquidity and Capital Resources, page 44

5.
Please refer to your margin discussion on page 45.  In future filings, please disclose the point at which margin calls are triggered for your repurchase agreements.  To the extent the point varies based on the agreement, please feel free to disclose a range.

The Company acknowledges the Commission’s comment.  In future filings, the Company will provide additional disclosure regarding the point at which margin calls are triggered on its repurchase agreements and will also incorporate the discussion noted in comment 3 above to provide context for that discussion.

6.
We note that you made distribution in excess of cash flow from operating activities during the fiscal year ended December 31, 2008.  Please add disclosure regarding your distributions paid, including source(s) of such distributions.

The Company made dividend distributions of $9,852 to common and preferred shareholders during 2008, as disclosed in the statement of cash flows and on a per share basis in Note 13 to the consolidated financial statements included in the Company’s Form 10-K.  For 2008, the Company made a strategic decision to distribute amounts in excess of its cash flows from operating activities and funded the distributions in excess of operating cash flows from its existing cash balances and principal received on its investments.

The Company acknowledges the Commission’s comment.  In future filings, the Company will include a more detailed discussion of distributions and the funding source for those distributions in its larger discussion of the Company’s liquidity and capital resources.

Financial Statements and Notes

Note 4 – Securitized Mortgage Loans, Net, page F-17

7.	Tell us and disclose in future filings the amount of interest income recognized from impaired loans. Reference is made to the disclosure requirements of paragraph 20 of SFAS 114.

The Company recognized approximately $420 of interest income on impaired securitized mortgage loans during 2008.  The Company acknowledges the Commission’s comment, and will disclose the amount of interest income recognized on impaired loans in future filings.  All of the interest income recognized on impaired securitized mortgage loans was collected by the Company.

Note 5 – Allowance for Loan Losses, page F-17

8.
We note that your reserves on specifically identified impaired loans are approximately $3.5 million out of a total reserve of $3.7 million.  As such it appears your general allowance under SFAS 5 for probable credit losses inherent in the remaining portion of your loan portfolio that was not identified as individually impaired, is approximately $180K.  Given the current economic environment, please clarify what factors are considered when evaluating the adequacy of the general allowance pursuant to SFAS 5.

The Company acknowledges the Commission’s comment.

The $180 difference between the “Reserves on Impaired Loans” in the table in Note 5 (page F-18 of Form 10-K) of $3,527 and the total allowance for loan losses of $3,707 represents the allowance on impaired securitized single-family mortgage loans and not a general allowance.  The second table in Note 5 presents information only on the Company’s impaired securitized commercial mortgage loans.  The Company did not provide any general allowance for its securitized mortgage loans.  We will clarify in future filings the reason for the difference between these amounts.

With respect to its securitized commercial mortgage loans, the Company performs an analysis on each loan when the loan is past due, when the borrower has requested forbearance or other modification of payment, when debt service coverage on the loan is less than 1-to-1 even if the loan is current as to payment, or when the Company believes that the value of the collateral supporting the loan has been impaired.  The Company performs such analysis in accordance with Statement of Financial Accounting Standards No. 114 (“SFAS 114”).  To the extent necessary, the Company will provide reserves for each such loan on a loan-by-loan basis.  With respect to all other mortgage loans, the Company evaluates such loans for impairment under the guidance in SFAS 5.

At December 31, 2008, the Company determined that a general allowance was not necessary for its loans due to the reasons discussed below.

When evaluating the need for a general allowance, the Company considers general market and economic conditions, the historical loss experience on its portfolio of loans, delinquency and loss experience for similar pools of loans to the extent such information is available, and other particular factors with respect to the loans as discussed further below.

Although there has been a decline in the economic environment during the past 12 months, several factors mitigate the effect of the decline in economic conditions in relation to the need for the provision for additional general reserves as discussed below:

•
Approximately 45% and 32% of our non-impaired securitized commercial and single-family mortgage loans, respectively, are covered by some form of pool insurance, which would cover potential losses on those loans up to a certain amount.  The provider of this pool insurance and the creditworthiness of the provider are disclosed on page 54 under the caption “Credit Risk” in “Item 7A. Quantitative and Qualitative Disclosures About Market Risk” in the Form 10-K.

•	The Company’s loans are well seasoned, originated principally between 1992 and 1997.
•
Substantially all of the loans are amortizing loans (paying both principal and interest).  As of December 31, 2008, the current loan balance as a percentage of the original appraised value for our commercial mortgage loans was 50%.  The same measure for the single-family mortgage loans was 53%.  The amortization of the principal coupled with the extreme seasoning on the loans generally provides a substantial amount of equity in the loan and therefore protection from loss.

•	In general, the collateral securing the single-family mortgage loans remains well above the value at origination of the loan as measured by price changes in the Case-Shiller index.
•
Our securitized commercial mortgage loans are predominantly low-income housing tax credit loans which provide the borrower strong incentive to maintain the property and avoid foreclosure (to avoid partial recapture of tax credits taken in prior years).

Given the extreme seasoning of the Company’s loans and the Company’s loan loss history with this portfolio, there is a demonstrably long lead time before the Company incurs a loss on a loan.  For example, with respect to the Company’s securitized commercial loans, the Company generally has seen a pattern of a long, slow, multi-quarter decline in the performance of the collateral underlying a particular loan (reflected in its net operating income and debt service coverage ratio) with multiple remedial steps taken by the borrower (including refinancing) before the loan becomes delinquent.

Given the unique nature of the Company’s loan portfolio, it is awkward to use general performance measures from other pools of commercial and single-family mortgage loans as a basis for assessing the future performance of the Company’s loan portfolio.  Therefore, the Company believes that the most effective means of determining the allowance on the Company’s portfolio is to undertake a loan-by-loan analysis and based on our knowledge and experience with the portfolio.

Notwithstanding the above factors, the Company will occasionally incur a loss on its securitized mortgage loan portfolio, but such losses have been generally very small.  The following table presents the losses and delinquencies on the Company’s securitized mortgage loans for the three years ended December 31, 2008.

	Securitized commercial mortgage loans (1)		Securitized single-family mortgage loans
Year Ended	Losses	Delinquency	Losses	Delinquency

December 31, 2008	$–	1.8%	$5	8.5%
December 31, 2007	$467	–%	$26	8.2%
December 31, 2006	$107	1.4%	$38	9.8%

(1)	For purposes of comparison, the loss and delinquency data for securitized commercial mortgage loans for 2006 includes only the two loan pools that continue to exist through December 31, 2008.

For the above-described reasons, collectively, the Company determined that a general allowance was not necessary at December 31, 2008.

Note 10 – Obligation Under Payment Agreement, page F-21

9.
Tell us what consideration was given to disclosing the actual assumptions used in determining the valuation of the payment agreement and how you determined it was appropriate to more than double the discount rate used in calculating the present value of the payment agreement.  Reference is made to the disclosure requirements in SFAS 159 and suggested disclosures in the Sample Letter Sent to Public Companies on MD&A Disclosure Regarding the Application of SFAS 157 dated March 2008.  In addition, clarify how this information reconciles with the actual cash payments anticipated as disclosed in your tabular presentation of contractual obligations on page 46 of your MD&A.  Lastly, we note your disclosure on page 46 that the venture is set to dissolve in 2009, tell us what steps have been taken to extend the venture arrangement.

The Company acknowledges the Commission’s comment.

The Company identified the following factors that significantly impact the valuation of the obligation under payment agreement as set forth in Note 10: the credit performance of the underlying loans, the estimated prepayments on the loans and the discount rate used on the cash flows in valuing the obligation.  In the Form 10-K, the Company disclosed only the discount rate in Note 10 because the other factors are disclosed in the Form 10-K in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the first table on page 31.  In future filings, however, the Company will disclose each of the assumptions used in determining the valuation of the payment obligation in the footnote to the consolidated financial statements that discusses the Company’s obligation under the payment agreement.  The Company will include in its disclosures the suggested disclosures included in the Sample Letter Sent to Public Companies on MD&A Disclosure Regarding the Application of SFAS 157 dated March 2008.

The Company calculates the fair value of the obligation under the payment agreement by calculating the present value of the estimated future cash flows.  The rate used to discount those cash flows is based on published indices and spreads.  The index used in calculating the discount rate is the interest swap rate corresponding to the weighted average estimated life of the estimated future cash flows.  The spread to that index is based on published CMBX spreads.  The increase in the discount rate from December 31, 2007 to December 31, 2008 was primarily related to the increase in the published CMBX spreads, which spreads increased on average more than 200% during the year.

The estimated cash payments under the payment agreement presented in the “Contractual Obligations and Commitments” table on page 46 of the Company’s Form 10-K represent the estimated gross cash flows including interest for this instrument to be contributed to the joint venture.  These cash flows are discounted at the rate disclosed in Note 10 to calculate the fair value of the obligation under the payment agreement included in the consolidated balance sheet.

Regarding the disclosure on page 46 that, “By agreement, the joint venture is scheduled to dissolve in 2009, unless extended by the joint venture partners,” a condition precedent to the dissolution of the partnership is the redemption of certain commercial mortgage-backed securities (“CMBS”) by the joint venture.  Although when the joint venture was created it was anticipated that this redemption condition would be met in February 2009, the required redemption has not yet occurred for economic reasons.  The joint venture continues to hold this redemption right and continues as a going concern with no definitive dissolution date until such time as the specified CMBS are redeemed.  None of the joint venture partners has stated an intent to otherwise dissolve the joint venture.  The Company expanded the description of the terms of the dissolution of the joint venture in “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 22 in its Quarterly Report on Form 10-Q for the period ended March 31, 2009 as follows:

“The joint venture in which we invest also owns the right to call certain CMBS at its current unpaid principal balance.  Such CMBS had an outstanding balance of $185.2 million at March 31, 2009, $141.9 million of which are rated ‘AAA’ by two of the nationally recognized ratings agencies.  The current economic and market conditions have made it unfeasible to redeem these bonds, and any future decision on whether to redeem these bonds will be based on the economic and market conditions at that time.  The termination date for the joint venture was originally intended to be April 15, 2009, commensurate with the redemption of the CMBS discussed above.  As the CMBS were not redeemed, the partnership remains in existence.  We are currently working with our joint venture partner to determine what actions to take with regard to the joint venture.  If the joint venture is terminated, we may purchase certain assets from the joint venture in connection with its termination.”

The Company will continue to include an expanded discussion of the status and terms of the dissolution of the joint venture in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its future filings.  The Company will also revise accordingly the related footnote to its “Contractual Obligations and Commitments” table in its future filings.

DEFINITIVE PROXY STATEMENT FILED APRIL 3, 2009

Executive Compensation

Components of Executive Compensation, page 16

10.
In future filings, with respect to annual bonus awards, please provide a more detailed analysis of how the company determined the actual payouts and grants.  With respect to annual bonus awards, we note that the award amounts are based, in part, on ROAE.  However, it is not clear what ROAE was for 2008. Please disclose ROAE and explain how the ROAE calculation translated actual payout amounts.  In addition, we note that you also use qualitative factors to help determine bonus amounts.  Please expand your discussion to explain how the compensation committee used those factors to determine award amounts for each executive.  Further, we note that the compensation committee used an approach “similar” to that used for Mr. Akin to determine bonuses for Messrs. Benedetti and Boston.  To the extent the approach differs in any way from the approach you have described for Mr. Akin, please explain the differences.  Please advise us as to how you intend to revise this disclosure in the future.

The Company acknowledges the Commission’s comments and in its future filings will include additional discussion of executive compensation.  The Company notes that the proxy disclosure discussed the ROAE bonus as an annual plan.  For 2008, only Mr. Akin was on this plan and since he became and employee during February 2008, the measurement of the quantitative portion of the ROAE plan was shortened to the period from April 1, 2008 to December 31, 2008.  The additional discussion added to future filings will be similar to the following for each of the named executive officers:

“The ROAE earned for the period April 1, 2008 to December 31, 2008 by the Company was 9.6% as determined by the Compensation Committee, resulting in Mr. Akin earning 50% of that portion of the ROAE bonus.  The ROAE of 9.6% was determined by annualizing net income for the nine month period ended December 31, 2008 after adding back accrued ROAE bonus expense and dividing such amount by the average common equity of the Company during the period excluding unrealized gains and losses, and adjusted for common equity capital that was raised until such time the capital was deployed.  The period April 1, 2008 to December 31, 2008 was selected because Mr. Akin became the Company’s chief executive officer in February 2008.   With respect to the qualitative factors, Mr. Akin earned 100% of that portion of the ROAE bonus as the Compensation Committee determined that Mr. Akin met the major objectives for the Company during the year including (i) building the Company’s Agency MBS investment portfolio to over $300 million and improving our investment infrastructure; (ii) securing repurchase agreement and trading counterparties to execute our Agency MBS investment strategy; (iii) maintaining the Company’s compliance with Section 404 of the Sarbanes-Oxley Act; (iv) managing the Company’s non-agency investments in a volatile credit environment; and (iv) protecting book value of the Company and maintaining our liquidity and financial flexibility in a liquidity-stressed environment.  Based on the attainment of 50% of the quantitative aspects of the ROAE Bonus Program and 100% of the qualitative objectives, in January 2009, the Compensation Committee approved an award of $203,125 for Mr. Akin for 2008 under the ROAE Bonus Program which equated to 75% of his 2008 base salary.”

As a point of clarification, the Compensation Committee, at its discretionary, paid annual cash bonuses to Messrs. Benedetti and Boston for 2008 using the same methodology.  The Company noted in its proxy statement that the methodology was “similar” because Messrs. Benedetti and Boston were not formally participants in the ROAE Bonus Program and because Mr. Boston’s bonus was based on his combined salary compensation and compensation that he earned while a consultant to the Company prior to becoming an employee.  The Company will clarify these points as necessary in future proxy statement filings.

Long Term Equity Incentives, page 17

11.
We note that Mr. Benedetti was the only executive officer who received long-term compensation.  In future filings, to the extent applicable, please explain why executives were awarded different amounts (or, as in this case, none at all).

The Company acknowledges the Commission’s comment and in its future filings, to the extent applicable, will explain why executives were awarded different long-term compensation awards.  As stated in the Company’s proxy statement, Mr. Benedetti’s restricted stock award in 2008 related in part to his service in 2007 and was in part in lieu of a raise in 2008.  Messrs. Akin and Boston, the other named executives officers of the Company, were not hired until February 2008 and May 2008, respectively, and any long-term compensation awards to them based on performance would not have been made until 2009.

In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the identified filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any additional questions or comments, you may reach me at (804) 217-5837 or Jeffrey L. Childress, Controller, at (804) 217-5854.

Very truly yours,

/s/ Stephen J. Benedetti
Stephen J. Benedetti
Executive Vice President, Chief Operating
Officer and Chief Financial Officer